[BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC LETTERHEAD]
COMMERCE CENTER SUITE 1000 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 WWW.BAKERDONELSON.COM

Gary M. Brown
Direct Dial: (615) 726-5763
Direct Fax: (615) 744-5763
E-Mail Address: gbrown@bakerdonelson.com

April 14, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F. Street NE
Washington, DC 20549

Re:       Prestige Brands Holdings, Inc.
Form 10-K/A for Fiscal Year Ended March 31, 2005
Filed on January 12, 2006
File No. 001-32433
Prestige Brands International LLC
Form 10-K/A for Fiscal Year Ended March 31, 2005
Filed on January 12, 2006
File No. 333-117152818-18

Dear Mr. Rosenberg:

Per my conversation today with Frank Wyman, we are working on a response to your letter dated March 31, 2006 regarding the above referenced filings. As I indicated to Mr. Wyman, we anticipate having the formal response of Prestige Brands Holdings, Inc. and Prestige Brands International LLC to the Commission by the end of next week (April 21).

If you have any questions, please do not hesitate to contact me.

Very truly yours,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, P.C.

/s/ Gary M. Brown

Gary M. Brown

cc:   Frank Wyman
    Don Abbott